  EXHIBIT 99.1

Intellipharmaceutics Announces Research and Development Program for a Pipeline of Pharmaceutical Cannabidiol Based Products

Toronto, Ontario, January 07, 2019 Intellipharmaceutics International Inc. (NASDAQ and TSX:IPCI) ("Intellipharmaceutics" or the "Company"), a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs, today announced that it has commenced a research and development program of pharmaceutical cannabidiol (“CBD”) based products.

The Company believes that its current technology platforms could find use in cannabidiol therapeutics.

To this end the Company has filed provisional patent applications with the United States Patent and Trademark Office pertaining to the delivery and application of cannabinoid-based therapeutics. The patent filings, together with certain of the Company’s already issued drug delivery patents, are intended to form the basis of the development of a pipeline of novel controlled-release product candidates with CBD as the main active ingredient.

The Company is currently in talks with potential commercialization partners in the cannabidiol industry and has identified a potential supplier of CBD.

Intellipharmaceutics’ CEO, Dr. Isa Odidi, said, “We believe that our experience with the research, development, manufacture, quality control and regulatory filing of controlled-release novel dosage forms incorporating controlled substances, such as opioids, together with our existing suite of drug delivery technologies should provide us with a significant competitive advantage in the pharmaceutical cannabidiol market. We look forward to working with new partners in this space to commercialize our new innovations.”

Intellipharmaceutics is the holder of a Health Canada Drug Establishment License (“DEL”) and a dealer’s license under the Narcotics Control Regulations (“NCR”). Under the NCR license, Intellipharmaceutics is currently authorized to possess, produce, sell and deliver drug products containing various controlled substances, including CBD, in Canada.

According to Health Canada, a DEL is required under the Canadian Food and Drug Regulations (“FDR”) for any person to fabricate, package/label, import, perform tests on, distribute or wholesale authorized drugs. In addition to a DEL, an NCR dealer's license is required for any person to conduct certain activities such as to produce, make, assemble, sell, provide, transport, send or deliver a narcotic, including CBD, which may be used as an ingredient in those drugs.

 “Our pre-existing designation as a DEL holder and a licensed dealer of CBD under the NCR is another example of why we believe Intellipharmaceutics is well positioned to impact the space,” said Dr. Isa Odidi. “We intend to be a pioneer in the new and exciting evolution from older concepts of medical cannabidiol products to more sophisticated pharmaceutical, CBD-based products.”

The Company intends to seek opportunities for the development of novel delivery systems and the filing of patent applications specific to the delivery and use of cannabinoids in the United States and elsewhere. The United States is a "first inventor to file" jurisdiction for patent applications, which offers potential intellectual property protection pertaining to cannabinoids.

There can be no assurance that any of our provisional patent applications will successfully mature into patents, or that any cannabidiol-based product candidates we develop will ever be successfully commercialized or produce significant revenue for us.

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to a wide range of existing and new pharmaceuticals. Intellipharmaceutics has developed several drug delivery systems based on this technology platform, with a pipeline of products (some of which have received U.S. Food and Drug Administration (''FDA'') approval) in various stages of development. The Company has abbreviated new drug application (“ANDA”) and new drug application (“NDA”) 505(b)(2) drug product candidates in its development pipeline. These include the Company’s abuse-deterrent oxycodone hydrochloride extended release formulation (“Oxycodone ER”) based on its proprietary nPODDDS™ novel Point Of Divergence Drug Delivery System (for which an NDA has been filed with the FDA), and Regabatin™ XR (pregabalin extended-release capsules).

Cautionary Statement Regarding Forward-Looking Information

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements expressed or implied regarding our expectations regarding our plans, goals and milestones, status of developments or expenditures relating to our business, plans to fund our current activities, and statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future sales, revenues and profitability, projected costs and market penetration, the impact of significant new or changing government regulation in the cannabis industry, and risks or uncertainties related to our ability to comply with the Nasdaq and TSX continued listing standards and our ability to develop and implement a plan of compliance with the Nasdaq continued listing standards acceptable to a Nasdaq Panel. In some cases, you can identify forward-looking statements by terminology such as “appear”, “unlikely”, “target”, "may", "will", "should", "expects", "plans", "plans to", "anticipates", "believes", "estimates", "predicts", "confident", "prospects", "potential", "continue", "intends", "look forward", "could", “would”, “projected”, “goals”, “set to”, “seeking” or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of our forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of known and unknown risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those stated in or implied by the forward-looking statements. Risks and uncertainties relating to us and our business can be found in the "Risk Factors" section of our latest annual information form, our latest Form 20-F, and our latest Form F-1 and Form F-3 (including any documents forming a part thereof or incorporated by reference therein), as amended, as well as in our reports, public disclosure documents and other filings with the securities commissions and other regulatory bodies in Canada and the U.S., which are available on www.sedar.com and www.sec.gov. The forward-looking statements reflect our current views with respect to future events and are based on what we believe are reasonable assumptions as of the date of this document and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Trademarks used herein are the property of their respective holders.

Unless the context otherwise requires, all references to "we," "us," "our," "Intellipharmaceutics," and the "Company" refer to Intellipharmaceutics International Inc. and its subsidiaries.

CONTACT INFORMATION

Company Contact:
Intellipharmaceutics International Inc.
Isa Odidi
Chief Executive Officer
416.798.3001 ext. 102
investors@intellipharmaceutics.com

Investor Contact:
ProActive Capital
Kirin Smith
646.863.6519
ksmith@pcgadvisors.com